EXHIBIT 99.1

VOX COMPLETES STRATEGIC

AUSTRALIAN ROYALTY PORTFOLIO ACQUISITION

Announces call to discuss acquisition on Wednesday, September 13, 2023, at 10 a.m. EDT

 All amounts in U.S. dollars unless otherwise indicated.

TORONTO, CANADA – September 12, 2023 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce that it has completed the strategic acquisition of a portfolio of 9 advanced development and exploration-stage royalties in Australia (the “Portfolio”) from an Australian company (the “Seller”), as announced on July 31, 2023 (the “Transaction”).

Spencer Cole, Chief Investment Officer stated: “We believe that this portfolio acquisition is one of the most exceptional transactions in Vox’s corporate history. It provides Vox with exposure to ~50,000 gold equivalent ounces (“GEOs”) under royalty coverage at a cost of ~$100/ounce with annual revenue potential from Red Hill of +$5M for a period of up to 10 years and Horseshoe Lights of $1M – $2M for a period of up to 6 years, with further exploration opportunity. The Red Hill royalty generated over A$7,000,000 in historical royalty revenue at much lower gold prices. We are excited about increasing our sector-leading portfolio weighting to Western Australia, enhancing our exposure to gold and copper and leverage to Tier One operators such as Northern Star Resources. This acquisition represents the initial accretive deployment of funds raised during Vox’s public offering that was completed in June 2023.”

Kyle Floyd, Chief Executive Officer added: “I am very excited to announce the closing of this portfolio of Australian royalties. I am grateful for the significant efforts of our team, over many years and countless hours, that resulted in this success. This acquisition further elucidates Vox’s differentiated capabilities in finding, researching and procuring high quality royalty assets. We believe our competitive advantages and discipline will continue to deliver sector leading returns on invested capital complimented with immense long-term optionality. I am grateful for our supportive shareholders that understand our long term vision and supported us with the capital needed to secure assets such as these. We have completed what I believe is a transformational acquisition that dramatically increases our value for all of our shareholders.”

Transaction Highlights

•	Addition of 9 Australian royalties in Western Australia and Northern Territory, heavily weighted to gold and copper;
•	Potential for near-term production from the Red Hill brownfields gold discovery (Inferred resource of 32.4Mt @ 1.1g/t for 1.2Moz gold) via the Kanowna Belle mill 3km west of Red Hill or the Fimiston mill 22km to the south-west at the Kalgoorlie Superpit operated by Northern Star Resources Ltd (ASX:NST) (“Northern Star”);
•	Further production potential from the past-producing Horseshoe Lights copper-gold project, with evaluation of historic Direct Ship Ore copper stockpiles to unlock early cashflow opportunities ongoing;
•	Strengthens Vox’s proportion of royalty assets located in lower risk political jurisdictions of Australia, Canada and USA, totalling more than 80% of all royalty assets, with a total of 46 royalties located in Australia;
•	The Red Hill gold royalty historically generated A$7,064,196 of royalty revenue for the Seller from past production between 2003 and 2008, when gold prices were approximately $400/oz to $700/oz, with peak annual royalty revenue of A$2,633,510 in FY2007 from production by previous operator Barrick Gold Corporation (TSX:ABX) of 1,445,293 tonnes @ 1.86g/t for 81,159 ounces recovered; and
•	Based on Vox management estimates driven by the resource estimates of Red Hill and Horseshoe Lights referenced below, the acquisition provides exposure to approximately 50,000 royalty-linked GEOs[1], using long-term broker consensus commodity prices.

Investor Webcast

An investor webcast will be held on Wednesday, September 13, 2023, starting at 10:00 am EDT, where management will discuss the Transaction. The presentation will be followed by a question-and-answer session where participants will be able to ask questions they may have regarding the Transaction. To register for the investor webcast, please click the link below: https://goto.webcasts.com/starthere.jsp?ei=1634002&tp_key=eeaeabb4f0.

Portfolio Overview

Asset	Operator	Primary Commodity	Stage	Royalty
Red Hill / Kanowna Belle	Northern Star Resources (ASX)	Gold	Development	4% GRR
Horseshoe Lights	Horseshoe Metals Ltd (ASX)	Copper / Gold	Development	3% NSR
Abercromby Well (Centipede/Millipede)	Toro Energy (ASX)	Uranium	Development	2% NSR x 10% interest*
Pilbara	Fortescue Metals (ASX)	Iron Ore	Exploration	1.5% FOB (to 20Mt), 0.5% FOB (to 35Mt) then 0.1% FOB + 1% GRR (non iron ore)
Mt Samuel	Emmerson Resources Limited (ASX)	Gold / Copper / Bismuth	Exploration	2% NSR
True Blue	Emmerson Resources Limited (ASX)	Gold / Copper	Exploration	2% NSR
Tinto	Emmerson Resources Limited(ASX)	Gold / Copper	Exploration	2% NSR
Aga Khan	Emmerson Resources Limited (ASX)	Gold / Copper	Exploration	2% NSR
The Trump (aka Black Cat)	Emmerson Resources (ASX)	Gold / Copper	Exploration	2% NSR

Note * : Payable >910Klb U3O8 cumulative production

The aggregate purchase price for the portfolio consists of cash and non-cash consideration. The cash consideration of A$6,750,000 was delivered on September 12, 2023 from cash on hand, and the non-cash consideration comprises Vox providing ongoing royalty related services to the vendor from Vox’s proprietary database of royalties, to identify additional historical legacy royalties owned by the Seller.

Based on a number of expected near-term catalysts for a number of the royalty assets in the Portfolio, Vox management expects this acquisition will add near-term revenue for Vox, and result in significant additional medium- to long-term revenue for many years to come.

Key Assets

Kanowna Belle / Red Hill – 4% GRR(1)(2(3))

The Red Hill deposit is located 3km east of Northern Star’s Kanowna Belle mine and processing plant and 22km north-east of Northern Star’s Kalgoorlie Consolidated Gold Mines Operations (“KCGM”) and Fimiston processing plant in Western Australia. The project was historically mined as an open pit operation between 2001 and 2007, producing approximately 467,000oz of gold.

At Red Hill, gold mineralisation is present in quartz stockwork vein arrays hosted within a large porphyry intrusion. Mineralised veins typically dip shallowly to the north and may contain sulphides and visible gold.

Surface drilling recommenced at Red Hill in 2021 to outline the full extent of the mineralised porphyry intrusion below the current pit floor and along strike in both directions. The program to date has successfully outlined significant broad zones of gold mineralisation to a vertical depth of 400m. Recent drilling results highlight the significant scale of the Red Hill mineralised system, which remains open in all directions.

Recent exploration drilling in 2022 and 2023 returned broad intersections of gold mineralisation which is amenable to bulk mining scenarios. Exploration drilling has delivered exceptional results over the past 12 months resulting in a significant increase in the Inferred Mineral Resource(1) to 32.4Mt @ 1.1g/t for 1.2Moz. Red Hill is a free-milling ore source with high historical metallurgical recoveries of 95%.

The royalty covers mining lease M27/57, which is located over the centre of the deposit and which Vox management estimates covers the majority of the Inferred resource.

Upcoming expected catalysts for Red Hill royalty:

•	Future drilling focusing on upgrading the resource classification;
•	Potential resource expansion along strike and down dip; and
•	Red Hill bulk mining scenarios and future development options for both Kanowna Belle 2Mtpa mill and KCGM Fimiston mill (13Mtpa expanding to 27Mtpa).

Figure 1: Red Hill Long Section

(Source: Northern Star November 2022 Exploration Update)

https://www.nsrltd.com/investor-and-media/asx-announcements/2022/november/exploration-update)

Horseshoe Lights Copper-Gold Project – 3% NSR(4)(5)(6)

The Horseshoe Lights Copper-Gold Project is located 60km west of Sandfire Resources Ltd’s DeGrussa Copper-Gold Mine, in Western Australia. The historic open pit Horseshoe Lights Mine operated up until 1994 and produced 316,000 ounces of gold and 55,000 tonnes of contained copper including over 110,000 tonnes of Direct Shipping Ore, which graded between 20-30% copper.

The Horseshoe Lights ore body is interpreted as a deformed Volcanogenic Hosted Massive Sulphide (“VMS”) copper-gold deposit that has undergone supergene alteration to generate the gold-enriched and copper-depleted cap that was the target of initial mining. Past mining was focused on the Main Zone, a series of lensoid ore zones, which transitioned with depth from a gold-rich oxide zone through zones of high-grade chalcocite mineralisation into massive pyrite-chalcopyrite.

A previous Scoping Study completed by Horseshoe Metals in December 2014 targeted a 1Mtpa open pit mining operation producing upto 47,375t recovered copper, 12,730oz gold and 271,101oz silver in total over a potential 6 year mine life. Drilling carried out in 2022 and 2023 has highlighted multiple zones of high-grade copper mineralisation at the Main and Matters Zones – outside of the existing resource. This includes intercepts of 55m @ 0.88% Cu from 22m and 19m @ 1.49% Cu from 269m. The royalty covers mining lease M52/743, which covers the full resource, stockpiles and exploration areas targeted for further drilling and resource expansion.

Table 1 summarises the total measured, indicated and inferred Mineral Resources for the Horseshoe Lights Project as of June 30, 2023.

Upcoming expected 2023 catalysts for Horseshoe Lights royalty:

•	Continued evaluation of historic Direct Ship Ore stockpiles to unlock early cashflow opportunities – sampling of surface stockpiles completed during Q2 2023 and presented to potential offtake partners for review;
•	Discussions with an experienced group regarding potential oxide heap leach trials at Horseshoe Lights are progressing (subject to relevant approvals);
•	Completion of the divestment of the nearby 1.6Mtpa DeGrussa Copper-Gold Mine by Sandfire Resources; and
•	Follow-up drilling in the latter part of 2023, focused on growing the resource at the Main and Matters Zones.

Table 1: Horseshoe Lights Mineral Resources

(Source: Horseshoe Metals June 2023 Quarterly Activities Report)

https://horseshoemetals.com.au/wp-content/uploads/2023/08/Quarterly-Activities-Appendix-5B-Cash-Flow-Report.pdf

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com +1-345-815-3939	info@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code (as such term is defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws but is defined in NI 43-101 as an “acceptable foreign code”. Readers are cautioned that a qualified person has not carried out independent work to validate the JORC Code resource and reserve estimates referenced herein.

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator disclosure provided by management and the potential impact on the Company of such operator disclosure, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the recovery rate from identified mineral resources and reservces, the receipt of expected and potential royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and requirements for and operator ability to receive regulatory approvals. In addition, any statements relating to reserves and resources and associated GEOs, as well as statements regarding management expectations, are forward-looking statements, as they involve implied assessment based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves, resources and GEOs will be recoverable by the mining operators or realized as royalty or streaming revenue by Vox.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2022 available at www.sedar.com and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, acc ess to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources, GEOs and production from a property.

References & Notes:

(1)	The following methodology has been used by Vox management to calculate GEOs:
a.

Red Hill: management estimates 65% of the Mineral Resource is subject to the royalty, at a royalty rate of 4.00%. A factor of 95% has been applied to gold to convert between contained and payable metal.

b.

Horseshoe Lights: management estimates 100% of the Mineral Resource is subject to the royalty, at a royalty rate of 3.00% (subject to NSR deductions). A factor of 90% has been applied to gold to convert between contained and payable metal.

c.

GEOs have been calculated assuming the following long-term, broker-consensus commodity prices as at 31 July 2023: $1,624/oz gold; $3.59/lb copper and $22/oz silver. Commodity prices are used to calculate the relative value of commodities with respect to gold; accordingly, the ratio between prices is more important than the individual commodity prices.

(2)	Red Hill resource estimate – Northern Star Resources Limited Annual Mineral Resource and Ore Reserve Statement dated 4 May 2023:
https://www.nsrltd.com/investor-and-media/asx-announcements/2023/may/resources,-reserves-and-exploration-update
(3)	Northern Star Resources Limited Exploration Update, dated 15 November 2022:
https://www.nsrltd.com/investor-and-media/asx-announcements/2022/november/exploration-update
(4)	Horseshoe Lights resource estimate – Horseshoe Metals Limited Quarterly Activities Report dated 31 July 2023:
https://horseshoemetals.com.au/wp-content/uploads/2023/08/Quarterly-Activities-Appendix-5B-Cash-Flow-Report.pdf
(5)	Horseshoe Lights resource estimate – Horseshoe Metals Limited Quarterly Activities Report dated 28 April 2023:
https://horseshoemetals.com.au/wp-content/uploads/2023/05/Quarterly-ActivitiesAppendix-5B-Cash-Flow-Report.pdf
(6)	Horseshoe Lights Scoping Study – Horseshoe Metals Limited announcement dated 19 December 2014:
https://announcements.asx.com.au/asxpdf/20141219/pdf/42vlq3kwkq0971.pdf